SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedád Anonima

ITEM

1 Translation of Condensed Interim Consolidated Financial Statements as of March 31, 2017 and Comparative Information.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF MARCH 31, 2017

AND COMPARATIVE INFORMATION

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

CONTENT

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

GLOSSARY OF TERMS

Term	Definition
AESA	Subsidiary A-Evangelista S.A.
Annual consolidated financial statements	Consolidated financial statements as of December 31, 2016
Associate	Company over which YPF has significant influence as provided for in IAS 28
BONAR	Argentine public bonds
CDS	Associate Central Dock Sud S.A.
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNV	Argentine Securities Commission
Condensed interim consolidated financial statements	Condensed interim consolidated financial statements as of March 31, 2017
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine National Gas Regulatory Authority
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standard
IDS	Associate Inversora Dock Sud S.A.
Joint venture	Company jointly owned by YPF as provided for in IAS 28
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Ministry of Energy and Mining
MMBtu	Million British thermal units
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate Oleoducto Trasandino (Argentina) S.A.
OTC	Associate Oleoducto Trasandino (Chile) S.A.
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
SEC	U.S. Securities and Exchange Commission
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10
Termap	Associate Terminales Marítimas Patagónicas S.A.
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
Y-GEN I	Joint venture Y-GEN Eléctrica S.R.L.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.R.L.
YPF Brasil	Subsidiary YPF Brasil Comércio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Subsidiary YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima

YPF SP	Subsidiary YPF Servicios Petroleros S.A.
YTEC	Subsidiary YPF Tecnología S.A.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 41

Beginning on January 1, 2017

Principal business of the Company:

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, on its own, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in the country or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24

Not incorporated (modified by Law No. 26,831).

Capital structure

393,312,793 shares of common stock, Argentine pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing

3,933,127,930

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 (Amounts expressed in millions of Argentine Pesos)

	Notes	March 31, 2017	December 31, 2016
ASSETS
Noncurrent Assets
Intangible assets	8	8,045	8,114
Property, plant and equipment	9	297,613	308,014
Investments in associates and joint ventures	10	5,591	5,488
Deferred income tax assets, net	16	362	564
Other receivables	12	1,887	3,909
Trade receivables	13	128	87
Investment in financial assets	7	7,315	7,737

Total noncurrent assets		320,941	333,913

Current Assets
Inventories	11	21,032	21,820
Other receivables	12	10,161	13,456
Trade receivables	13	31,919	33,645
Investment in financial assets	7	7,532	7,548
Cash and cash equivalents	14	11,424	10,757

Total current assets		82,068	87,226

TOTAL ASSETS		403,009	421,139

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,429	10,403
Reserves, other comprehensive income and retained earnings		104,734	108,352

Shareholders’ equity attributable to shareholders of the parent company		115,163	118,755

Non-controlling interest		73	(94)

TOTAL SHAREHOLDERS’ EQUITY		115,236	118,661

LIABILITIES
Noncurrent Liabilities
Provisions	15	50,317	47,358
Deferred income tax liabilities, net	16	39,360	42,465
Taxes payable		262	98
Loans	17	123,532	127,568
Other liabilities	18	319	336
Accounts payable	19	1,747	2,187

Total noncurrent liabilities		215,537	220,012

Current Liabilities
Provisions	15	1,772	1,994
Income tax liability		213	176
Taxes payable		6,391	4,440
Salaries and social security		2,440	3,094
Loans	17	22,756	26,777
Other liabilities	18	466	4,390
Accounts payable	19	38,198	41,595

Total current liabilities		72,236	82,466

TOTAL LIABILITIES		287,773	302,478

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		403,009	421,139

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016 (Amounts expressed in millions of Argentine Pesos)

		For the three-month periods ended March 31,
	Notes	2017	2016
Revenues	20	57,003	46,934
Cost	21	(45,798)	(40,131)

Gross profit		11,205	6,803

Selling expenses	22	(3,887)	(3,045)
Administrative expenses	22	(1,790)	(1,486)
Exploration expenses	22	(593)	(454)
Other operating results, net	23	(424)	(200)

Operating income		4,511	1,618

Income from equity interests in associates and joint ventures	10	22	97
Financial income	24	1,612	9,121
Financial loss	24	(8,848)	(5,480)
Other financial results	24	75	377

Financial results, net	24	(7,161)	4,018

Net (loss) income before income tax		(2,628)	5,733

Income tax	16	2,820	(4,878)

Net income for the period		192	855

Net income for the period attributable to:
- Shareholders of the parent company		25	996
- Non-controlling interest		167	(141)
Earnings per share attributable to shareholders of the parent company basic and diluted	27	0.06	2.54
Other comprehensive income
Translation differences from investments in subsidiaries, associates and joint ventures (1)		159	(535)
Translation differences from YPF (2)		(3,802)	15,942

Total other comprehensive income for the period (3)		(3,643)	15,407

Total comprehensive income for the period		(3,451)	16,262

(1)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(2)	Will not be reversed to net income.
(3)	Entirely assigned to the parent company’s shareholders.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Amounts expressed in millions of Argentine Pesos)

	For the three-month period ended March 31, 2017
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the fiscal year	3,923	6,085	10	16	61	(152)	(180)	640	10,403
Accrual of share-based benefit plans(3)	—	—	—	—	26	—	—	—	26
Settlement of share-based benefit plans (2)	—	—	—	—	(1)	1	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balances at the end of the period	3,923	6,085	10	16	86	(151)	(180)	640	10,429

	For the three-month period ended March 31, 2017
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balances at the beginning of the fiscal year	2,007	5	24,904	490	3,648	105,529		(28,231)	118,755	(94)	118,661
Accrual of share-based benefit plans (2)	—	—	—	—	—	—		—	26	—	26
Settlement of share-based benefit plans	—	—	—	—	—	—		—	—	—	—
Other comprehensive income	—	—	—	—	—	(3,643)		—	(3,643)	—	(3,643)
Net income	—	—	—	—	—	—		25	25	167	192

Balances at the end of the period	2,007	5	24,904	490	3,648	101,886	(1)	(28,206)	115,163	73	115,236

(1)	Includes 105,532 corresponding to the effect of the translation of the financial statements of YPF S.A. and (3,646) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1. to the annual consolidated financial statements.
(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 33.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016 (Cont.)

(Amounts expressed in millions of Argentine Pesos)

	For the three-month period ended March 31, 2016
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the fiscal year	3,922	6,083	11	18	67	(277)	(115)	640	10,349
Accrual of share-based benefit plans(2)	—	—	—	—	40	—	—	—	40
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balances at the end of the period	3,922	6,083	11	18	107	(277)	(115)	640	10,389

	For the three-month period ended March 31, 2016
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balances at the beginning of the fiscal year	2,007	5	21,264	440	3,648	78,115		4,585	120,413	48	120,461
Accrual of share-based benefit plans(2)	—	—	—	—	—	—		—	40	—	40
Other comprehensive income	—	—	—	—	—	15,407		—	15,407	—	15,407
Net income	—	—	—	—	—	—		996	996	(141)	855

Balances at the end of the period	2,007	5	21,264	440	3,648	93,522	(1)	5,581	136,856	(93)	136,763

(1)	Includes 96,924 corresponding to the effect of the translation of the financial statements of YPF and (3,402) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1. to the annual consolidated financial statements.
(2)	See Note 33.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016 (Amounts expressed in millions of Argentine Pesos)

	For the three-month periods ended March 31,
	2017	2016
Cash flows from operating activities
Net income	192	855
Adjustments to reconcile net income to cash flows provided by operating activities:
Income from equity interest in associates and joint ventures	(22)	(97)
Depreciation of property, plant and equipment	11,764	10,534
Amortization of intangible assets	181	153
Consumption of materials and retirement of property, plant and equipment and intangible assets	869	1,183
Charge on income tax	(2,820)	4,878
Net increase in provisions	1,671	1,092
Exchange differences, interest and other (1)	6,369	(4,666)
Share-based benefit plan	26	40
Changes in assets and liabilities:
Trade receivables	1,894	(7,966)
Other receivables	3,175	4,518
Inventories	111	1,089
Accounts payable	1,145	778
Taxes payables	2,119	(760)
Salaries and social security	(651)	(419)
Other liabilities	(950)	100
Decrease in provisions due to payment/use	(273)	(354)
Dividends received	95	—
Proceeds from collection of lost profit insurance	—	607
Income tax payments	(245)	(740)

Net cash flows provided by operating activities	24,650	10,825

Investing activities:(2)
Acquisition of property, plant and equipment and intangible assets	(14,574)	(17,303)
Contributions and acquisitions of interests in associates and joint ventures	(272)	—
Investments in financial assets	(3)	(13)
Proceeds from collection of damaged property’s insurance	—	355
Interests received from financial assets	8	—

Net cash flows used in investing activities	(14,841)	(16,961)

Financing activities:(2)
Payments of loans	(8,393)	(17,179)
Payments of interest	(5,369)	(3,515)
Proceeds from loans	4,769	36,603
Contributions of non-controlling interests	—	50

Net cash flows (used in) provided by financing activities	(8,993)	15,959

Translation differences provided by cash and cash equivalents	(149)	953

Net increase in cash and cash equivalents	667	10,776

Cash and cash equivalents at the beginning of year	10,757	15,387
Cash and cash equivalents at the end of period	11,424	26,163

Net increase in cash and cash equivalents	667	10,776

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the three-month periods ended March 31,
	2017	2016
Acquisition of property, plant and equipment and concession extension easements not paid	4,204	4,482
Capital contributions in joint ventures	10	—

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima is a sociedad anónima (stock corporation) incorporated under the laws in force in the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic group

The following chart shows the organizational structure, including the main companies of the Group, as of March 31, 2017:

(1)	Held directly and indirectly.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of March 31, 2017, the Group carries out its transactions and operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

Almost all operations, properties and clients are located in Argentina. However, the Group holds equity interests in one exploratory area in Chile. The Group also sells lubricants and derivatives in Brazil and Chile.

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF and its subsidiaries for the three-month period ended March 31, 2017, are presented in accordance with IAS 34 “Interim Financial Reporting”. The adoption of the IFRS, as issued by the IASB, was determined by the Technical Resolution No. 26 (ordered text) issued by FACPCE and CNV regulations.

Also, some additional information required by the LGS and/or regulations of the CNV was included. Such information is contained in the Notes to these condensed interim consolidated financial statements only to comply with regulatory requirements.

These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2016 prepared in accordance with IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 9, 2017.

These condensed interim consolidated financial statements corresponding to the three-month period ended on March 31, 2017 are unaudited. The Company’s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the annual consolidated financial statements. Income for the three-month period ended on March 31, 2017 does not necessarily reflect the proportion of the Group’s full-year income.

2.b) Significant Accounting Policies

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for Income Tax detailed in Note 16. The most significant accounting policies are described in Note 2.b) to the annual consolidated financial statements.

Functional and reporting currency

As mentioned in Note 2.b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. In addition, according to CNV Resolution No. 562, YPF must present its financial statements in Argentine pesos.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2016 and to the three-month period ended on March 31, 2016 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

3. SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations during the year, particularly as a result of the increase in natural gas sales during the winter. After the 2002 devaluation of the Argentine peso, and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of natural gas has been diversified, generating an increase in demand throughout the entire year. However, sales of natural gas are still typically higher in the winter for the residential sector of the Argentine domestic market, which has lower prices than other sectors of the Argentine market. Notwithstanding the foregoing, under the “Additional Injection Stimulus Program” (see Note 30.h) to the annual consolidated financial statements), gas producing companies were invited to file with the MINEM before June 30, 2013 projects to increase natural gas injection, in order to receive an increased price of US$ 7.50/MMBTU for all additional natural gas injected. These projects shall comply with the minimum requirements established in the aforementioned Program, and will be subject to approval by the MINEM, including a maximum term of five years, renewable at the request of the beneficiary, upon the decision of the MINEM. If the beneficiary company does not reach the committed production increase in a given month, it will have to make up for such volumes not produced. The natural gas pricing program was incorporated into the Hydrocarbons Law, as modified by Law No. 27,007.

In view of the foregoing, seasonality of the Group operations is not significant.

4. ACQUISITIONS AND DISPOSITIONS

During the three-month period ended March 31, 2017, there have been no significant acquisitions or dispositions.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

5. FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow for the identification, measurement and control of the risks to which it is exposed.

The condensed interim consolidated financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read in conjunction with the Group’s annual consolidated financial statements.

There have been no significant changes in the risk management or risk management policies applied by the Group since the last year end. See Note 4 to the annual consolidated financial statements.

6. SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest authority in the decision-making process analyzes the main financial and operating magnitudes while making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

Upstream

The Upstream segment carries out all activities related to the oil and natural gas exploration, development and production.

It obtains its revenues from (i) the sale of produced oil to the Downstream segment and, marginally, from its sale to third parties; and (ii) the sale of produced gas to the Gas and Power segment, which includes the receipt of incentives from the Natural Gas Additional Injection Stimulus Program.

Gas and Power

On March 15, 2016, the Gas and Power Executive Vice-presidency was created, and during the previous fiscal year, the complete scope of management of this new business unit was determined.

The Gas and Power segment obtains its income from the development of activities related to: (i) the natural gas commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Bahía Blanca and Escobar, by hiring two regasification vessels, (iii) the natural gas distribution, and (iv) the generation of conventional and renewable electricity,

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, Gas and Power accrues a fee in its favor with the Upstream segment to carry out such commercialization.

The Gas and Power Executive Vice-presidency assumed, as of 2017, all responsibility for the administration and management of collections related to the Natural Gas Additional Injection Stimulus Program, and therefore began to record revenues derived from sales in the segment, to later be transferred to the Upstream segment as an intersegment operation.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

6. SEGMENT INFORMATION (Cont.)

Downstream

The Downstream segment develops activities related to: (i) oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses related to the aforementioned activities, including the oil purchase from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

Central Administration and Others

It covers other activities, not falling into the aforementioned categories, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating income and assets for each segment have been determined after consolidation adjustments.

As required by IFRS 8, comparative information has been given retroactive effect by the creation of the new segment.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

6. SEGMENT INFORMATION (Cont.)

	Upstream	Gas and Power	Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total
For the three-month period ended March 31, 2017
Revenues from sales	155	12,755	43,978	714	(599)	57,003
Revenues from intersegment sales	27,622	990	202	1,566	(30,380)	—

Revenues	27,777	13,745	44,180	2,280	(30,979)	57,003

Operating income (loss)	899	558	4,364	(1,006)	(304)	4,511
Income (loss) from equity interests in associates and joint ventures	—	56	(34)	—	—	22
Depreciation of property, plant and equipment	9,935	65	1,569	195	—	11,764
Acquisition of property, plant and equipment	9,448	943	1,279	280	—	11,950
Assets	210,579	36,553	123,151	34,090	(1,364)	403,009
For the three-month period ended March 31, 2016
Revenues from sales	5,897	4,750	35,750	537	—	46,934
Revenues from intersegment sales	23,433	706	210	1,661	(26,010)	—

Revenues	29,330	5,456	35,960	2,198	(26,010)	46,934

Operating income (loss)	4,441	4	(798)	(526)	(1,503)	1,618
Income from equity interests in associates and joint ventures	—	66	31	—	—	97
Depreciation of property, plant and equipment	9,096	88	1,202	148	—	10,534
Acquisition of property, plant and equipment	12,255	457	1,634	395	—	14,741
As of December 31, 2016
Assets	236,173	25,866	125,536	34,739	(1,175)	421,139

(1)	Corresponds to the elimination of income among segments of the YPF Group.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

7. FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements

The tables below show the Group’s financial assets measured at fair value as of March 31, 2017 and December 31, 2016, and their allocation to their fair value hierarchies:

	As of March 31, 2017
Financial assets	Level 1		Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	113		—	—	113
- Government securities	14,734	(1)	—	—	14,734

	14,847		—	—	14,847

Cash and cash equivalents:
- Mutual funds	5,333		—	—	5,333

	5,333		—	—	5,333

	20,180		—	—	20,180

	As of December 31, 2016
Financial assets	Level 1		Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	53		—	—	53
- Government securities	15,232	(1)	—	—	15,232

	15,285		—	—	15,285

Cash and cash equivalents:	2,808		—	—	2,808

- Mutual funds	2,808		—	—	2,808

	18,093		—	—	18,093

(1)	As of March 31, 2017, 7,315 has been classified as noncurrent and 7,419 as current. As of December 31, 2016, 7,737 has been classified as noncurrent and 7,495 as current.

The Group has no financial liabilities at fair value through profit or loss.

Fair value estimates

From December 31, 2016 until March 31, 2017, there have been no significant changes in the commercial or economic circumstances affecting the fair value of the Group’s assets and financial liabilities, whether measured at fair value or amortized cost.

During the three-month period ended March 31, 2017, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Negotiable Obligations and interest rates offered to the Group (Level 3) in connection with the remaining financial loans, amounted to 153,163 and 157,133 as of March 31, 2017 and December 31, 2016, respectively.

The fair value of the following financial assets and financial liabilities do not differ significantly from their book value:

•	Other receivable

•	Trade receivables

•	Cash and cash equivalents

•	Accounts payable

•	Other liabilities

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

8. INTANGIBLE ASSETS

Changes in the Group’s intangible assets for the three-month period ended March 31, 2017 and the year ended December 31, 2016 are as follows:

	Service concession	Exploration rights	Other intangibles	Total
Cost	9,527	2,990	4,260	16,777
Accumulated amortization	5,553	155	3,710	9,418

Balances as of December 31, 2015	3,974	2,835	550	7,359

Cost
Increases	642	75	171	888
Translation effect	2,127	612	936	3,675
Decreases and reclassifications	(547)	(584)	127	(1,004)
Accumulated amortization
Increases	437	—	280	717
Translation effect	1,245	—	848	2,093
Decreases and reclassifications	—	(6)	—	(6)
Cost	11,749	3,093	5,494	20,336
Accumulated amortization	7,235	149	4,838	12,222

Balances as of December 31, 2016	4,514	2,944	656	8,114

Cost
Increases	156	—	54	210
Translation effect	(373)	(93)	(172)	(638)
Decreases and reclassifications	—	—	173	173
Accumulated amortization
Increases	130	—	51	181
Translation effect	(227)	—	(157)	(384)
Decreases and reclassifications	—	—	17	17
Cost	11,532	3,000	5,549	20,081
Accumulated amortization	7,138	149	4,749	12,036

Balances as of March 31, 2017	4,394	2,851	800	8,045

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

9. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2017	December 31, 2016
Net book value of property, plant and equipment	332,016	345,679
Provision for obsolescence of materials and equipment	(1,401)	(1,380)
Provision for impairment of property, plant and equipment	(33,002)	(36,285)

	297,613	308,014

Changes in Group’s property, plant and equipment for the three-month period ended March 31, 2017 and the year ended December 31, 2016 are as follows:

	Land and buildings	Mineral property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Electric power generation facilities	Other property	Total
Cost	13,949	458,066	69,429	3,650	13,478	76,803	3,647	5,603	10,778	2,931	1,573	8,291	668,198
Accumulated depreciation	5,920	324,922	41,138	2,392	—	—	—	4,699	6,921	1,181	1,283	5,620	394,076

Balances as of December 31, 2015	8,029	133,144	28,291	1,258	13,478	76,803	3,647	904	3,857	1,750	290	2,671	274,122

Cost
Increases	140	3,831	1	3	6,968	52,610	1,392	25	—	—	2	76	65,048
Translation effect	2,975	104,086	16,601	802	2,494	14,602	626	1,260	2,430	—	—	1,658	147,534
Decreases and reclassifications	1,365	59,645	26,529	1,096	(8,701)	(91,342)	(3,687)	1,201	1,138	260	187	(60)	(12,369)
Accumulated depreciation
Increases	360	40,729	4,312	414	—	—	—	668	642	75	111	318	47,629
Translation effect	1,257	73,288	9,288	516	—	—	—	1,052	1,558	—	—	1,142	88,101
Decreases and reclassifications	(40)	(6,937)	(3)	(37)	—	—	—	(18)	(2)	45	—	(82)	(7,074)
Cost	18,429	625,628	112,560	5,551	14,239	52,673	1,978	8,089	14,346	3,191	1,762	9,965	868,411
Accumulated depreciation	7,497	432,002	54,735	3,285	—	—	—	6,401	9,119	1,301	1,394	6,998	522,732

Balances as of December 31, 2016	10,932	193,626 (1)	57,825	2,266	14,239	52,673	1,978	1,688	5,227	1,890	368	2,967	345,679

Cost
Increases	35	353	—	54	1,397	9,259	751	6	—	—	—	95	11,950
Translation effect	(546)	(19,881)	(3,519)	(170)	(412)	(1,617)	(90)	(250)	(459)	—	—	(290)	(27,234)
Decreases and reclassifications	16	5,439	(987)	107	(1,360)	(5,990)	(328)	41	197	54	1	(1)	(2,811)
Accumulated depreciation
Increases	121	11,985	1,232	173	—	—	—	124	185	19	18	74	13,931
Translation effect	(230)	(13,771)	(1,714)	(101)	—	—	—	(201)	(290)	—	—	(206)	(16,513)
Decreases and reclassifications	—	(942)	(923)	—	—	—	—	35	(7)	—	—	(13)	(1,850)
Cost	17,934	611,539	108,054	5,542	13,864	54,325	2,311	7,886	14,084	3,245	1,763	9,769	850,316
Accumulated depreciation	7,388	429,274	53,330	3,357	—	—	—	6,359	9,007	1,320	1,412	6,853	518,300

Balances as of March 31, 2017	10,546	182,265 (1)	54,724	2,185	13,864	54,325	2,311 (2)	1,527	5,077	1,925	351	2,916	332,016

(1)	Includes 9,395 and 9,147 of mineral property as of March 31, 2017 and December 31, 2016, respectively.
(2)	As of March 31, 2017, there are 35 exploratory wells in progress. During period ended on such date, 7 wells were drilled, 5 wells were charged to exploratory expense and 4 were transferred to proved properties which are included in the account Mineral property, wells and related equipment.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

9. PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost as part of the cost of the assets. For the three-month periods ended March 31, 2017 and 2016, the rate of capitalization was 12.54% and 12.38%, respectively, and the amount capitalized amounted to 204 and 302, respectively, for the periods mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the three-month periods ended March 31, 2017 and 2016:

	For the three-month periods ended March 31,
	2017	2016
Amount at beginning of year	1,380	762
Increase charged to expenses	1	—
Amounts incurred due to utilization	(4)	—
Transfers and other movements	68	—
Translation differences	(44)	98

Amount at end of period	1,401	860

Set forth below is the evolution of the provision for impairment of property, plant and equipment for three-month periods ended on March 31, 2017 and 2016:

	For the three-month periods ended March 31,
	2017	2016
Amount at beginning of year	36,285	2,455
Depreciation(1)	(2,167)	(153)
Translation differences	(1,116)	313

Amount at end of period	33,002	2,615

(1)	Included in “Depreciation of property, plant and equipment” in Note 22.

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The Group does not participate in subsidiaries with a significant non-controlling interest. Furthermore, no investments in associates or joint ventures are deemed individually material.

The following table shows the value of the investments in associates and joint ventures at an aggregate level, considering that none of the individual companies is material, as of March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Amount of investments in associates	1,360	1,478
Amount of investments in joint ventures	4,243	4,022
Provision for impairment of investments in associates and joint ventures	(12)	(12)

	5,591	5,488

Disclosed in investments in associates and joint ventures	5,591	5,488

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The main movements during the three-month periods ended March 31, 2017 and 2016, which affected the value of the aforementioned investments, correspond to:

	2017	2016
Amount at the beginning of year	5,488	4,372
Acquisitions and contributions	282	—
Income on investments in associates and joint ventures	22	97
Translation differences	(106)	370
Distributed dividends	(95)	—

Amount at the end of period	5,591	4,839

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity value therein, for the three-month periods ended March 31, 2017 and 2016. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the valuation equity method in the aforementioned dates:

	Associates		Joint ventures
	For the three-month periods ended March 31,		For the three-month periods ended March 31,
	2017	2016	2017	2016
Net income (loss)	(18)	91	40	6
Other comprehensive income	(7)	19	(99)	351

Comprehensive income for the period	(25)	110	(59)	357

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

	Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock		Net profit (loss)	Equity	Holding in Capital Stock
Subsidiaries:(9)
YPF International S.A.(7)	Common	Bs.	100	66,897	Investment	La Plata Street 19, Santa Cruz de la Sierra, República de Bolivia	03-31-17	15		— (8)	24	100.00%
YPF Holdings Inc.(7)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	03-31-17	12,668		(313)	(3,038)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	03-31-17	164		127	744	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	03-31-17	307		7	1,131	100.00%
YPF Servicios Petroleros S.A.	Common		$1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	03-31-17	—	(8)	(38)	(56)	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	03-31-17	569		517	(858)	70.00%
YPF Energía Eléctrica S.A.	Common		$1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	30		580	1,736	100.00%
YPF Chile S.A.(7)	Common		—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	03-31-17	700		— (8)	1,241	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	03-31-17	459		22	675	51.00%
YPF Europe B.V.(7)	Common	US$	0.01	15,660,437,309	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	12-31-16	—	(8)	132	12	100.00%
YSUR Inversora S.A.U.(10)	—		—	—	Investment	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	2,657		(1)	5,397	100.00%
YSUR Inversiones Petroleras S.A.U.(10)	—		—	—	Investment	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	230		— (8)	391	100.00%
YSUR Petrolera Argentina S.A. (10)	—		—	—	Exploration, extraction, exploitation, storage, transportation, industrialization and marketing of hydrocarbons, as well as other operations related thereto	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	634		106	570	100.00%
Compañía de Inversiones Mineras S.A.	Common		$1	17,043,060	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	03-31-17	17		(5)	(22)	100.00%

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	03-31-2017													12-31-2016
						Information of the issuer
	Description of the Securities							Last Financial Statements Available
Name and Issuer	Class	Face Value	Amount	Book value(3)	Cost (2)	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock		Book Value(3)
Joint ventures:
Compañía Mega S.A.(7) (6)	Common	$1	244,246,140	1,262	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	12-31-16	643	1,088	1,849	38.00%		1,208
Profertil S.A.(7)	Common	$1	391,291,320	1,837	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	12-31-16	783	600	1,052	50.00%		1,897
Refinería del Norte S.A.	Common	$1	45,803,655	431	—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	12-31-16	92	(12)	861	50.00%		468

				3,530	—									3,573

Associates:
Oleoductos del Valle S.A.	Common	$10	4,072,749	177	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	03-31-17	110	8	480	37.00%		174	(1)
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	96	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	12-31-16	14	37	292	33.15%		94
Oiltanking Ebytem S.A.	Common	$10	351,167	132	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	12-31-16	12	181	212	30.00%		184
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	35	—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-16	156	100	329	10.00%		33
Central Dock Sud S.A.	Common	$0.01	11,869,095,145	159	126	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	12-31-16	1,231	305	1,919	10.25	%(5)	175
Inversora Dock Sud S.A.	Common	$1	355,270,303	521	415	Investment and finance	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	12-31-16	829	215	1,381	42.86%		569
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	12,135,167	38	—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	12-31-16	34	9	96	36.00%		37
YPF Gas S.A	Common	$1	175,997,158	162	—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	09-30-16	176	(25)	699	34.00%		172
Other companies:
Other (4)	—	—	—	753	135	—	—	—	—	—	—	—		489

				2,073	676									1,927

				5,603	676									5,500

(1)	Holding shareholder’s equity, net of intercompany profits (losses).
(2)	Cost net of cash dividends and stock redemption.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting principles.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Y-GEN Eléctrica S.R.L., Y-GEN Eléctrica II S.R.L., Y-GEN Eléctrica III S.R.L., Y-GEN Eléctrica IV S.R.L. and Petrofaro S.A.
(5)	Additionally, the Company has a 29.99% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	The U.S. dollar has been defined as the functional currency of this company.
(8)	No value is disclosed as the carrying value is less than 1.
(9)	In addition, Compañía Minera de Argentina S.A., YPF Services USA Corp., YPF Brasil Comércio Derivado de Petróleo Ltda., Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Energía Andina S.A. and EOG Resources Netherlands B.V. are consolidated.
(10)	Companies merged with YPF.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

11. INVENTORIES

	March 31, 2017		December 31, 2016
Refined products	13,193		13,390
Crude oil and natural gas	5,910		6,551
Products in process	463		411
Construction works in progress for third parties	118		12
Raw materials, packaging materials and others	1,348		1,456

	21,032	(1)	21,820	(1)

(1)	As of March 31, 2017 and December 31, 2016, the cost of inventories does not exceed their realization net value.

12. OTHER RECEIVABLES

	March 31, 2017		December 31, 2016
	Noncurrent	Current	Noncurrent	Current
Trade	—	1,330	—	1,733
Tax credit and export rebates	295	1,736	291	4,648
Loans to third parties and balances with related parties (1)	571	497	2,495	1,703
Collateral deposits	1	233	17	214
Prepaid expenses	131	1,389	159	702
Advances and loans to employees	11	334	12	335
Advances to suppliers and custom agents (2)	—	2,392	—	1,691
Receivables with partners in JO and consortia	845	1,182	816	1,361
Miscellaneous	48	1,109	134	1,111

	1,902	10,202	3,924	13,498
Provision for other doubtful receivables	(15)	(41)	(15)	(42)

	1,887	10,161	3,909	13,456

(1)	See Note 32 for information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

13. TRADE RECEIVABLES

	March 31, 2017		December 31, 2016
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties (1)	128	33,002	87	34,729
Provision for doubtful trade receivables	—	(1,083)	—	(1,084)

	128	31,919	87	33,645

(1)	See Note 32 for information about related parties.

Changes in the provision for doubtful trade receivables

	For the three-month periods ended March 31,
	2017	2016
	Current	Current
Amount at beginning of year	1,084	848
Increases charged to expenses	35	19
Decreases charged to income	(15)	(9)
Amounts incurred due to payment/utilization	(3)	(1)
Translation differences	(18)	66

Amount at end of period	1,083	923

14. CASH AND CASH EQUIVALENTS

	March 31, 2017	December 31, 2016
Cash and banks	5,620	7,922
Short-term investments	471	27
Financial assets at fair value through profit or loss (1)	5,333	2,808

	11,424	10,757

(1)	See Note 7.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

15. PROVISIONS

Changes in the Group’s provisions for the three-month period ended March 31, 2017 and for the fiscal year ended December 31, 2016 are as follows:

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Provision for pensions		Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount as of December 31, 2015	10,375	149	1,620	1,400	27,380	429	248	31	39,623	2,009

Increases charged to expenses	1,579	335	962	32	3,023	—	97	—	5,661	367
Decreases charged to income	(158)	(258)	—	—	(10)	(77)	(1)	—	(169)	(335)
Amounts incurred due to payments/utilization	9	(239)	—	(869)	(48)	(584)	—	(13)	(39)	(1,705)
Exchange and translation differences, net	1,221	7	159	52	6,245	94	26	3	7,651	156
Deconsolidation of subsidiaries	(2,213)	(11)	(1,351)	(607)	(515)	—	(357)	(34)	(4,436)	(652)
Reclassifications and other movements	(1,608)	586	(860)	860	1,548	695	(13)	13	(933)	2,154

Amount as of December 31, 2016	9,205	569	530	868	37,623	557	—	—	47,358	1,994

Increases charged to expenses	720	25	274	—	770	—	—	—	1,764	25
Decreases charged to income	—	(133)	(6)	—	—	—	—	—	(6)	(133)
Amounts incurred due to payments/utilization	(3)	(18)	—	(160)	—	(92)	—	—	(3)	(270)
Exchange and translation differences, net	(297)	(7)	—	—	(1,256)	(12)	—	—	(1,553)	(19)
Reclassifications and other movements	2,900 (1)	32	(175)	175	32	(32)	—	—	2,757	175

Amount as of March 31, 2017	12,525	468	623	883	37,169	421	—	—	50,317	1,772

(1)	Includes 2,932 of reclassifications from Other liabilities.

Provisions for lawsuits, claims and environmental liabilities are described in Note 14 to the annual consolidated financial statements.

No significant new provisions have been identified for the three-month period ended on March 31, 2017, nor have there been amendments to the evaluations of the ongoing matters as of December 31, 2016, except for the provisions in Note 28.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

16. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of year-end. Amounts calculated for income tax expense for the three-month period ended March 31, 2017 may need to be adjusted in subsequent periods if, based on new factors of judgment, the estimate of the effective expected income tax rate changes.

The calculation of the income tax expense accrued for the three-month periods ended March 31, 2017 and 2016 is as follows:

	For the three-month periods ended March 31,
	2017	2016
Current income tax	(139)	(261)
Deferred income tax	2,959	(4,617)

	2,820	(4,878)

The reconciliation between the charge to income for income tax for the three-month periods ended March 31, 2017 and 2016 and the one that would result from applying the prevailing tax rate on net (loss) income before income tax arising from the consolidated statements of comprehensive income for each year is as follows:

	For the three-month periods ended March 31,
	2017	2016
Net (loss)/income before income tax	(2,628)	5,733
Statutory tax rate	35%	35%

Statutory tax rate applied to net income (loss) before income tax	920	(2,007)
Effect of the valuation of property, plant and equipment and intangible assets measured in functional currency	3,782	(9,108)
Exchange differences	(2,476)	7,585
Effect of the valuation of inventories	274	(1,027)
Income on investments in subsidiaries, associates and joint ventures	8	34
Miscellaneous	312	(355)

Income tax expense	2,820	(4,878)

Breakdown of deferred tax as of March 31, 2017 and December 31, 2016 is as follows:

	March 31, 2017	December 31, 2016
Deferred tax assets
Provisions and other non-deductible liabilities	3,709	3,607
Tax losses carryforward and other tax credits	1,034	3,837
Miscellaneous	79	82

Total deferred tax assets	4,822	7,526

Deferred tax liabilities
Property, plant and equipment	(40,114)	(45,579)
Miscellaneous	(3,706)	(3,848)

Total deferred tax liabilities	(43,820)	(49,427)

Total deferred tax, net	(38,998)	(41,901)

As of March 31, 2017 and December 31, 2016, the Group has classified as deferred tax assets for 362 and 564, respectively, and as deferred tax liability 39,360 and 42,465, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of March 31, 2017 and December 31, 2016, the causes that generate allocations to Other comprehensive income, did not create temporary differences for income tax.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

17. LOANS

					March 31, 2017		December 31, 2016
	Interest rate (1)			Maturity	Noncurrent	Current	Noncurrent	Current
Argentine pesos:
Negotiable obligations	19.97%	-	27.23%	2017-2024	29,044	3,462	29,194	4,400
Loans(3)	20.00%	-	29.64%	2017-2020	1,694	3,809	2,416	1,459
Account overdraft(5)	—	-	—	—	—	—	—	4,037

					30,738	7,271	31,610	9,896

Currencies other than the Argentine peso:
Negotiable obligations(2)(4) (6)	1.29%	-	10.00%	2017-2028	83,455	3,220	86,116	4,360
Export pre-financing	2.00%	-	8.07%	2017-2019	1,853	5,742	1,908	6,491
Imports financing	1.60%	-	6.23%	2017-2018	—	2,295	—	2,439
Loans(6)	1.00%	-	8.50%	2017-2025	7,486	4,228	7,934	3,591

					92,794	15,485	95,958	16,881

					123,532	22,756	127,568	26,777

(1)	Annual interest rate in force as of March 31, 2017.
(2)	Disclosed net of 637 and 672 corresponding to YPF’s own negotiable obligations repurchased through open market transactions, as of March 31, 2017 and December 2016, respectively.
(3)	Includes loans granted by Banco Nación Argentina. As of March 31, 2017, it includes 4,105; 105 of which accrues interest at a BADLAR variable rate plus a spread of 4 percentage points, 2,000 of which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points and 2,000 of which accrues interest at a fixed rate of 20 percentage points. As of December 31, 2016, it includes 2,105, 105 of which accrues interest at a variable BADLAR rate plus a margin of 4 percentage points and 2,000 of which accrues interest at a variable BADLAR rate plus a spread of 3.5 percentage points. See Note 32.
(4)	Includes 2,812 and 3,253 as of March 31, 2017 and December 31, 2016, respectively, of nominal value of negotiable obligations that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.
(5)	Includes 1,440 corresponding to overdrafts granted by Banco Nación Argentina as of December 31, 2016. See Note 32.
(6)	Includes 4,583 and 4,960 corresponding to financial loans and negotiable obligations secured by cash flows as of March 31, 2017 and December 31, 2016.

The breakdown of the Group’s loans as of the three-month periods ended on March 31, 2017 and 2016 is as follows:

	For the three-month periods ended March 31,
	2017	2016
Amount at beginning of the year	154,345	105,751
Proceeds from loans	4,769	36,603
Payments of loans	(8,393)	(17,179)
Payments of interest	(5,369)	(3,515)
Accrued interest(1)	4,080	3,674
Exchange differences and translation, net	(3,144)	9,664

Amount at the end of the period	146,288	134,998

(1)	Includes capitalized financial costs. See Note 9.

On April 28, 2017, the General and Extraordinary Shareholders’ Meeting approved the extension of the effective term of the Global Medium Term Notes Program of the Company for a term of 5 years.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

17. LOANS (Cont.)

Details regarding the Negotiable Obligations of the Group are as follows:

								Principal	March 31, 2017		December 31, 2016
Month	Year	Principal value		Ref.	Class	Interest rate(3)		Maturity	Noncurrent	Current	Noncurrent	Current
YPF
-	1998	US$	15	(1)(6)	-	Fixed	10.00%	2028	227	9	63	4
November and December	2012		$2,110	(2)(4)(6)(7)	Class XI	-	—	—	—	—	—	260
December and March	2012/3		$2,828	(2)(4)(6)(7)	Class XIII	BADLAR plus 4.75%	24.66%	2018	1,414	1,437	1,414	1,439
April	2013		$2,250	(2)(4)(6)(7)	Class XVII	BADLAR plus 2.25%	22.87%	2020	2,250	86	2,250	101
April	2013	US$	89	(2)(5)(6)	Class XIX	Fixed	1.29%	2017	—	1,368	—	1,413
June	2013		$1,265	(2)(4)(6)	Class XX	BADLAR plus 2.25%	22.17%	2020	1,265	11	1,265	12
July	2013	US$	92	(2)(5)(6)	Class XXII	Fixed	3.50%	2020	558	190	576	197
October	2013	US$	150	(2)(6)	Class XXIV	Libor plus 7.50%	8.54%	2018	271	550	419	570
December, February and December	2013/5	US$	862	(2)	Class XXVI	Fixed	8.88%	2018	12,912	249	13,410	40
April, February and October	2014/5/6	US$	1,522	(2)(4)	Class XXVIII	Fixed	8.75%	2024	23,349	315	24,111	509
March	2014		$500	(2)(6)(7)	Class XXIX	BADLAR	19.97%	2020	350	157	500	8
June	2014	US$	66	(2)(5)(6)	Class XXXIII	-	—	—	—	—	—	350
September	2014		$1,000	(2)(6)(7)	Class XXXIV	BADLAR plus 0.1%	20.86%	2024	1,000	5	1,000	76
September	2014		$750	(2)(4)(6)	Class XXXV	BADLAR plus 3.5%	24.26%	2019	750	4	750	64
February	2015		$950	(2)(6)(7)	Class XXXVI	BADLAR plus 4.74%	26.61%	2020	950	35	950	126
February	2015		$250	(2)(6)(7)	Class XXXVII	-	—	—	—	—	—	260
April	2015		$935	(2)(4)(6)	Class XXXVIII	BADLAR plus 4.75%	25.23%	2020	935	112	935	69
April	2015	US$	1,500	(2)	Class XXXIX	Fixed	8.50%	2025	22,872	340	23,617	853
July	2015		$500	(2)(6)	Class XL	BADLAR plus 3.49%	24.47%	2017	—	525	—	529
September	2015		$1,900	(2)(7)	Class XLI	BADLAR	20.76%	2020	1,900	9	1,900	145
September and December	2015		$1,697	(2)(4)	Class XLII	BADLAR plus 4%	24.76%	2020	1,697	9	1,697	148
October	2015		$2,000	(2)(7)	Class XLIII	BADLAR	26.98%	2023	2,000	240	2,000	106
December	2015		$1,400	(2)	Class XLIV	BADLAR plus 4.75%	24.72%	2018	1,400	21	1,400	23
March	2016		$150	(2)	Class XLV	BADLAR plus 4%	23.99%	2017	—	153	—	153
March	2016		$1,350	(2)(4)	Class XLVI	BADLAR plus 6%	27.23%	2021	1,350	28	1,350	152
March	2016	US$	1,000	(2)	Class XLVII	Fixed	8.50%	2021	15,340	29	15,840	367
April	2016	US$	46	(2)(5)	Class XLVIII	Fixed	8.25%	2020	703	12	726	12
April	2016		$535	(2)	Class XLlX	BADLAR plus 6%	26.94%	2020	535	27	535	33
July	2016		$11,248	(2)(8)	Class L	BADLAR plus 4%	23.85%	2020	11,248	603	11,248	696
September	2016	CHF	300	(2)	Class Ll	Fixed	3.75%	2019	4.595	88	4,673	45
Metrogas
January	2013	US$	177		Series A-L	Fixed	8.88%	2018	2,418	70	2,461	—
January	2013	US$	18		Series A-U	Fixed	8.88%	2018	210	—	220	—

									112,499	6,682	115,310	8,760

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Interest rate as of March 31, 2017.
(4)	The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.
(5)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)	Negotiable obligations classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.
(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

18. OTHER LIABILITIES

	March 31, 2017		December 31, 2016
	Noncurrent	Current	Noncurrent	Current
Extension of concessions	319	466	336	508
Maxus Entities’ agreements	—	—	—	2,932
Liabilities for contractual claims	—	—	—	950

	319	466	336	4,390

19. ACCOUNTS PAYABLE

	March 31, 2017		December 31, 2016
	Noncurrent	Current	Noncurrent	Current
Trade and related parties (1)	1,711	37,319	2,145	40,667
Guarantee deposits	13	436	13	482
Payables with partners of JO	—	—	—	9
Miscellaneous	23	443	29	437

	1,747	38,198	2,187	41,595

(1)	For more information about related parties, see Note 32.

20. REVENUES

	For the three-month periods ended March 31,
	2017	2016
Sales (1)	58,500	48,418
Revenues from construction contracts	483	140
Turnover tax	(1,980)	(1,624)

	57,003	46,934

(1)	Includes 1,857 and 5,230 for the three-month periods ended March 31, 2017 and 2016, respectively, associated with revenues related to the natural gas additional injection stimulus program created by Resolution No. 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment. See Note 32.

21. COSTS

	For the three-month periods ended March 31,
	2017	2016
Inventories at beginning of year	21,820	19,258
Purchases	12,263	9,828
Production costs(1)	33,424	29,214
Translation effect	(677)	2,386
Inventories at end of the period	(21,032)	(20,555)

	45,798	40,131

(1)	See Note 22.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

22. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the three-month periods ended March 31, 2017 and 2016:

	For the three-month period ended March 31, 2017
	Production costs(3)	Administrative expenses		Selling expenses	Exploration expenses	Total
Salaries and social security taxes	2,505	763		433	83	3,784
Fees and compensation for services	234	461	(2)	124	—	819
Other personnel expenses	761	74		37	11	883
Taxes, charges and contributions(1)	491	79		822	—	1,392
Royalties, easements and canons	4,108	—		7	9	4,124
Insurance	200	10		19	—	229
Rental of real estate and equipment	1,346	4		118	—	1,468
Survey expenses	—	—		—	89	89
Depreciation of property, plant and equipment	11,363	147		254	—	11,764
Amortization of intangible assets	148	27		6	—	181
Industrial inputs, consumable materials and supplies	1,107	4		32	3	1,146
Operation services and other service contracts	3,869	47		215	16	4,147
Preservation, repair and maintenance	4,225	88		170	11	4,494
Unproductive exploratory drillings	—	—		—	370	370
Transportation, products and charges	1,977	3		1,375	—	3,355
Provision for doubtful trade receivables	—	—		20	—	20
Publicity and advertising expenses	1	54		74	—	129
Fuel, gas, energy and miscellaneous	1,089	29		181	1	1,300

	33,424	1,790		3,887	593	39,694

(1)	Includes approximately 259 corresponding to export withholdings.
(2)	Includes 11 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 28, 2017, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2016 of 127 and to approve as fees on account for such fees and remunerations for the fiscal year 2017, the approximate sum of 48.
(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 81.

	For the three-month period ended March 31, 2016
	Production costs(3)	Administrative expenses		Selling expenses	Exploration expenses	Total
Salaries and social security taxes	2,013	566		341	63	2,983
Fees and compensation for services	204	336	(2)	90	17	647
Other personnel expenses	671	55		25	11	762
Taxes, charges and contributions(1)	355	76		687	—	1,118
Royalties, easements and canons	4,340	—		6	8	4,354
Insurance	179	10		83	—	272
Rental of real estate and equipment	1,225	8		117	—	1,350
Survey expenses	—	—		—	123	123
Depreciation of property, plant and equipment	10,169	143		222	—	10,534
Amortization of intangible assets	94	50		9	—	153
Industrial inputs, consumable materials and supplies	1,348	9		21	3	1,381
Operation services and other service contracts	2,297	80		169	27	2,573
Preservation, repair and maintenance	3,685	82		59	10	3,836
Unproductive exploratory drillings	—	—		—	188	188
Transportation, products and charges	1,605	3		1,024	—	2,632
Provision for doubtful trade receivables	—	—		10	—	10
Publicity and advertising expenses	—	37		25	—	62
Fuel, gas, energy and miscellaneous	1,029	31		157	4	1,221

	29,214	1,486		3,045	454	34,199

(1)	Includes approximately 223 corresponding to export withholdings.
(2)	Includes 40 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 29, 2016, the General and Extraordinary Shareholders’ Meetings of YPF resolved to ratify the fees corresponding to fiscal year 2015 for 140 and to approve as fees on account for such fees and remunerations for the fiscal year 2016 the approximate sum of 127.
(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 70.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

23. OTHER OPERATING RESULTS, NET

	For the three-month periods ended March 31,
	2017	2016
Lawsuits	(636)	(182)
Miscellaneous	212	(18)

	(424)	(200)

24. FINANCIAL RESULTS, NET

	For the three-month periods ended March 31,
	2017	2016
Financial income
Interest income	476	328
Exchange differences	1,136	8,793

Total financial income	1,612	9,121

Financial loss
Interest loss	(4,078)	(4,027)
Financial accretion	(806)	(724)
Exchange differences	(3,964)	(729)

Total financial costs	(8,848)	(5,480)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	75	89
Gains on derivative financial instruments	—	288

Total other financial results	75	377

Other financial results, net	(7,161)	4,018

25. INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of March 31, 2017 and December 31, 2016, and expenses for the three-month periods ended on March 31, 2017 and 2016 of JO and other agreements are as follows:

	March 31, 2017	December 31, 2016
Noncurrent assets(1)	56,600	63,145
Current assets	969	2,602

Total assets	57,569	65,747

Noncurrent liabilities	4,982	5,946
Current liabilities	5,931	6,293

Total liabilities	10,913	12,239

	For the three-month periods ended March 31,
	2017	2016
Production Cost	5,326	4,599
Exploration expenses	219	207

(1)	Does not include impairment of property, plant and equipment since such impairment is recorded by the participating partners of the JO.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

26. SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of March 31, 2017, is 3,923 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2017, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s exploitation and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

On April 28, 2017, the General and Extraordinary Shareholders’ Meeting was held, which approved YPF’s financial statements corresponding to the fiscal year ended December 31, 2016 and approved the following in relation to the distribution of profits: a) the complete elimination of the special reserve for initial adjustment for the implementation of IFRS pursuant to the provisions of Article 10, Chapter III, Title IV of the CNV Rules (T.O. 2013), the reserve for future dividends, the reserve for purchase of Company shares and the reserve for investments; b) to fully absorb the losses accumulated in Retained earnings of up to 28,231 against amounts corresponding to discontinued reserves for up to that amount; and c) to allocate the remaining amount of the discontinued reserves as follows: (i) the amount of 100 to establish a reserve to purchase Company shares, in order to make it possible for the Board of Directors to acquire Company shares when they consider it opportune, and to fulfill commitments under the bonus and incentive plans, both currently existing and those that may arise in the future, and (ii) the amount of 716 to a reserve for payment of dividends, authorizing the Board of Directors to determine when to distribute such dividends prior to the end of the fiscal year.

27. EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	For the three-month periods ended on March 31,
	2017	2016
Net income	25	996
Average number of shares outstanding	390,550,426	392,101,191
Basic and diluted earnings per share	0.06	2.54

Basic and diluted earnings per share are calculated as shown in Note 2.b.13 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

28. DECONSOLIDATION OF MAXUS ENTITIES

•    Reorganization process under Chapter 11 of the US Bankruptcy Law of Maxus Entities

On March 28, 2017, in connection with the reorganization proceedings under Chapter 11 of the United States Bankruptcy Code filed by Maxus Energy Corporation, Tierra Solutions Inc., Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company (collectively, the “Maxus Entities”), the Creditors’ Committee and the Maxus Entities submitted an alternative restructuring plan (the “Alternative Plan”) that does not incorporate the agreement (the “Agreement”) with YPF, jointly with its subsidiaries YPF Holdings, CLH Holdings Inc., YPF International and YPF Services USA Corp (jointly, the “YPF Entities”), to settle any and all claims held by the Maxus Entities against the YPF Entities, including any alter ego claims, all of which claims the YPF Entities believe are without merit.

Under the Alternative Plan, a liquidating trust (the “Liquidating Trust”) may pursue alter ego claims or any other estate claims against the YPF Entities. The Liquidating Trust will be funded by Occidental Chemical Corporation, a creditor of the Maxus Entities.

As YPF does not approve of such Alternative Plan and the Alternative Plan does not contemplate the implementation of the Agreement originally submitted, this situation creates an event of default (“Event of Default”) under the loan granted within the scope of the Agreement with YPF and the YPF Entities (the “DIP Loan”), and on April 10, 2017, YPF Holdings sent a note to communicate this development. Additionally, on April 17, 2017, YPF Holdings communicated that the amounts due under the DIP Loan terms are an approximate total of US$ 12.2 million.

On April 21, 2017, the Judge issued an order to authorize the repayment of amounts due under the terms of the DIP Loan through the approval of the financing offered by Occidental (“Post-petition DIP Facility”) within the scope of the Alternative Plan. The Alternative Plan remains subject to confirmation by the United States Bankruptcy Court of the District of Delaware. The hearing on the confirmation of the Alternative Plan is currently scheduled to begin in late May 2017.

Considering the preceding events mentioned, the Company’s Management, in consultation with its legal advisors, estimates that the Agreement originally submitted has no reasonable prospect of final approval by the Judge and, accordingly, has reassessed the amounts reported considering the existing uncertainties and classified them as provisions in accordance with the accounting policies explained in Note 2.b.7) to the annual consolidated financial statements.

29. CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities and contingent assets are described in Note 28 to the annual consolidated financial statements.

29.a) Contingent assets

No new significant contingent assets have been identified for the three-month period ended March 31, 2017, nor have there been amendments to the evaluations of contingencies pending as of December 31, 2016.

29.b) Contingent liabilities

Development for the three-month period ended on March 31, 2017 are described below:

29.b.1) Environmental claims

•    Asociación Superficiarios de la Patagonia (“ASSUPA”)

In connection with the judicial claims filed by ASSUPA against the companies operating concessions in the Northwestern Basin, on April 19, 2017, YPF was notified of the Court’s ruling to resume the proceedings. The Company will timely respond to the claim by filing all relevant procedural defenses.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

29. CONTINGENT ASSETS AND LIABILITIES (Cont.)

29.b.2) Contentious claims

•    Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U.

The Appeals Court scheduled a hearing on June 15, 2017 for the parties to be able to verbally explain their arguments.

29.b.3) Claims under the scope of the National Antitrust Commission (“CNDC”)

•     Claims for the sale of diesel to public transportation companies

On March 14, 2017, YPF was notified of SC Resolution No. 137 which, based on the prior opinion given by the CNDC, ordered the case closed for failure to establish collusive behavior by the companies sued and abuse of dominant market position by YPF.

29.b.4) Tax claims

•    Dispute over customs duties

On March 31, 2017, the Company resolved to pay the differences in export duties which had been objected to by several Customs authorities arising from future commitments to deliver crude oil, in accordance with the moratorium provided for by Law No. 27,260. This action made it possible to reduce interest and release the fines applied which were related to the substantial obligation. In that regard, the summaries and processes in which the application of a fine is in disputed when there are no export duties remain ongoing, in which case the fine provided for in Article 954 subsection c) would be applied, which figure amounts to 450 as of the date of these condensed interim consolidated financial statements.

30. CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 29 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2017 are described below:

30.a) Concession extension agreements

•    Salta

On April 3, 2017, YPF entered into with the Province of Salta an Amendment Agreement to the one signed on October 23, 2012. The signatories are the same in both Agreements. The Amendment Agreement sets forth that the obligations described in items (i), (ii) and (iv) mentioned in the annual consolidated financial statements have been complied with, and in respect of the obligations referenced in item (v), it sets forth that the same will be replaced by the drilling of 2 development wells for a minimum amount of US$ 26 million. In case the development wells yield satisfactory productive results for YPF and associated companies, and contingent on such results, the parties agreed to drill an additional development well. Execution of this commitment shall be initiated within 90 days of the effective date of the Amendment Agreement, subject to the availability of equipment and the issuance of permits, and shall be finished within 365 calendar days as from the same date. Likewise, YPF and signatory associated companies shall drill an exploration well for an amount of US$ 4 million within 365 calendar days as from the effective date of the Amendment Agreement.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

30. CONTRACTUAL COMMITMENTS (Cont.)

30.b) Investment project agreements

•    Agreement for the development of Loma La Lata Norte and Loma Campana areas

In relation to the Investment Agreement entered into between the Company and subsidiaries of Chevron Corporation for the joint exploitation of unconventional hydrocarbons in the province of Neuquen, in the Loma Campana area, for the three-month period ended March 31, 2017, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have carried out transactions which include the purchase of gas and crude oil by YPF for 1,044. These transactions were executed based on the market’s general and regulatory framework. The net balance to be paid to CHNC as of March 31, 2017 amounts to 280.

•    Agreement for interest assignment in Aguada de la Arena area

On February 23, 2017, YPF and Petrouruguay S.A. signed a definitive agreement for the transfer of a 20% participating interest in the Aguada de la Arena area located in the province of Neuquén, for a total of US$ 18 million. As a result, YPF has increased its participating interest in the Aguada de la Arena area to 100%.

•    Agreement for the development of Bajada de Añelo area

On February 23, 2017, YPF and O&G Developments Ltd. S.A. (hereinafter “O&G”), an affiliate of Shell Compañía Argentina de Petróleo S.A., executed an agreement through which YPF and O&G agreed on the principal terms and conditions for the joint development of a shale oil and shale gas pilot in two phases, for a joint investment amount of US$ 305.8 million plus VAT, in the Bajada de Añelo area in the province of Neuquén, of which O&G will contribute 97.6% and YPF will contribute 2.4%. O&G will be the operator of the area. The agreement provides for a period of exclusivity for the negotiation and execution of definitive agreements. Once definitive agreements have been signed and certain conditions precedent have been fulfilled, including the relevant regulatory approval of the province of Neuquén authorities, the execution of the project will begin, through which O&G will acquire a 50% participating interest in the exploitation concession that covers an area of 204 km2.

31. MAIN REGULATIONS AND OTHERS

Main regulations and others are described in Note 30 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2017 are described below:

31.a) Incentive programs for the production of natural gas

•    Incentive program for investment in development of natural gas production from non-conventional reservoirs

On March 6, 2017, MINEM Resolution No. 46-E/2017 was published in the Official Gazette, which created the “Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program” (hereinafter the “Program”), established in order to stimulate investments in natural gas from non-conventional reservoirs in the Neuquina basin, and in effect as of its publication until December 31, 2021.

The Resolution establishes compensation for the volume of non-conventional gas production from concessions located in the Neuquina basin included in the Program, for which such concessions must first have a specific investment plan approved by the province’s application authority and the Secretariat of Hydrocarbon Resources.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

31. MAIN REGULATIONS AND OTHERS (Cont.)

The compensation will be determined by deducting from the effective sales price obtained from sales to the internal market, including conventional and non-conventional natural gas, the minimum sales prices established by the Resolution each year, multiplied by the volumes of production of non-conventional natural gas. The minimum prices established by the Resolution are US$ 7.50 /MMBtu for 2018, US$ 7.00 /MMBtu for 2019, US$ 6.50 /MMBtu for 2020 and US$ 6.00/MMBtu for 2021.

The compensation from the Program will be distributed, for each concession included in the Program, as follows: 88% to the companies and 12% to the province corresponding to each concession included in the Program.

31.b) Regulatory requirements applicable to the natural gas industry

•	Tariff renegotiation

i.	Transitional Agreement 2017

On March 30, 2017, Metrogas signed a Transitional Agreement (“Transitional Agreement 2017”) with MINEM and the Ministry of Economy which provides for the temporary price and tariff adjustment to the Natural Gas Distribution Public Service, the specific allocation of the amounts set forth therein until the execution of the Memorandum of Agreement for the Comprehensive Contractual Renegotiation and the effective application of the final tariff schemes which result from the General Tariff Review. The Temporary Agreement 2017 is supplemental to the agreement approved by Decree No. 234 dated March 26, 2009, which extends the one approved by Decree No. 445 dated April 1, 2014 and the Transitional Agreement 2016.

The Transitional Agreement 2017, which is not subject to ratification by the National Executive Power, sets forth a temporary tariff scheme as of April 1, 2017 consisting of the readjustment of tariffs pursuant to the necessary guidelines to maintain the continuity of service in order to allow the licensee to manage its operation, maintenance, management and commercialization expenses, the disbursements corresponding to the execution of the mandatory investment plan determined by ENARGAS and to comply with the respective payment obligations, keeping its payment procedure for the purpose of ensuring the continued normal provision of the public service it is responsible for until the effective date of the tariff scheme that derives from the Memorandum of Agreement for the Comprehensive Contractual Renegotiation.

Additionally, the Transitional Agreement 2017 incorporates a Mandatory Investment Plan led by Metrogas.

Finally, Metrogas may not distribute dividends without prior accreditation before the ENARGAS of its comprehensive compliance with the Mandatory Investment Plan.

On March 30, 2017, the MINEM instructed the ENARGAS, by means of Resolution No. 74 - E/2017, to make effective the tariff schemes resulting from the General Tariff Review stated in Article 1 of the MINEM Resolution No. 31 dated March 29, 2016 and carried out as per the provisions in the Memorandum of Agreement for the Comprehensive Contractual Renegotiation entered into with the licensees within the provisions of Law No. 25,561, as amended and supplemented.

In this sense, for the purpose of the gradual and progressive implementation of such measure, it established that the ENARGAS should apply the tariff increases resulting from the Comprehensive Tariff Review in stages according to the following progression: thirty percent (30%) of the increase, as from April 1, 2017; forty percent (40%) of the increase, as from December 1, 2017; and the remaining thirty percent (30%), as from April 1, 2018.

Moreover, and for the cases in which the corresponding Memorandum of Agreement for the Comprehensive Contractual Renegotiation had not become effective, it instructed the ENARGAS to apply to the licensees (among them, Metrogas) a transitional tariff adjustment on account of the Comprehensive Tariff Review.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

31. MAIN REGULATIONS AND OTHER (Cont.)

Under the terms of the Transitional Agreement 2017, on March 31, 2017, ENARGAS Resolution No. 4,356/2017 was published in the Official Gazette, whereby the tariff schemes resulting from the Metrogas General Tariff Review and temporary tariff schemes applicable to Metrogas users became effective as of April 1, 2017. By means of differential tariffs, ENARGAS Resolution No. 4,356/2017 determined tariff schemes for those residential users who showed a saving in their consumption equal to or higher than 15% as compared with the same period of year 2015, as well as those which would be applicable to beneficiaries of the “Social Tariff” (MINEM Resolution No. 28/2016 and ENARGAS Resolutions No. I-2,905/2014 and No. 3,784/2016) and the Public Welfare Entities (Law No. 27,218). The tariff schemes corresponding to the “Social Tariff” beneficiaries were rectified by ENARGAS Resolution No. 4,369/2017. Invoicing resulting from the application of the new temporary tariff schemes must comply with the limits set forth in Article 10 of MINEM Resolution No. 212/2016, which are in accordance with the criteria of ENARGAS Resolution No. I-4,044/2016.

Additionally, ENARGAS Resolution No. 4,356/2017 superseded ENARGAS Resolutions No. I-2,407/12 and No. I-3,249/15, which allowed the collection of a fixed amount per invoice under the “FOCEGAS” operation.

Finally, ENARGAS Resolution No. 4,356/2017 approved the Semiannual Adjustment Methodology attached as Annex V and which will become effective jointly with the Memorandum of Agreement for the License Adjustment.

ii. Memorandum of Agreement for the Natural Gas Distribution License Contract

On March 30, 2017, Metrogas signed a Memorandum of Agreement for the Natural Gas Distribution License Contract Adjustment with MINEM and the Ministry of Economy. In the terms provided therein, a number of guidelines were established which shall contemplate the General Tariff Review process (non-automatic mechanisms for the adjustment of the distribution tariff among five-year tariff reviews, criteria for determining the capital base and the rate of return to apply, fees and charges, investment plan, etc.) and, subject to the effective application of the Memorandum of Agreement, it sets forth the suspension and withdrawal of all claims, appeals and lawsuits filed, pending or in the process of execution, whether in administrative, arbitration or judicial venues, in the Argentine Republic or abroad, which are based on or related to the facts or measures taken, regarding the License Contract, as from the Emergency Law and/or the annulment of the PPI (Producer Price Index of the United States of America).

For the effective implementation of the Memorandum of Agreement, this must be ratified by Metrogas Shareholders’ Meeting, in order for the National Executive Power to issue the ratifying Decree of the terms of the Memorandum of Agreement.

The Memorandum of Agreement also states that Metrogas shall commit to make, during the extension term of the license, plus its eventual ten-year extension and within the license area, additional sustainable investments equivalent to the amount of the award granted in the “BG Group Plc. vs. The Argentine Republic (UNC 54 KGA)” arbitration with the proportional percentage that had been established in the payment agreement and excluding the amounts corresponding to interest for a delay in the payment of the award. The plan of additional investments will be determined by ENARGAS at the Company’s proposal, and they shall not be incorporated into the tariff base.

iii. Supplementary Agreement with Natural Gas Producers

By means of Resolution No. 74 – E/2017, MINEM determined the new prices at the Entry Point to the Transportation System for natural gas which shall be applicable as of April 1, 2017 to the user categories therein indicated. Likewise, it determined the new discounted prices at the Entry Point to the Transportation System for residential users of natural gas that show savings in consumption equal to or higher than fifteen percent (15%) as compared to the same period of year 2015. These new prices at the Entry Point to the Transportation System have been contemplated in ENARGAS Resolution No. 4,356/2017.

•    Note from ENARGAS referred to the participation of YPF in Metrogas

On March 30, 2017, YPF filed for reconsideration and requested to render the note null and void and to issue a new decision that sets a reasonable and consistent term with the current reality of the gas market to comply with the provisions of Article 34 of Law No. 24,076.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

31. MAIN REGULATIONS AND OTHER (Cont.)

•    CNV Regulatory Framework

a) CNV General Resolution No. 622

I.	Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the condensed interim consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 9 Property, plant and equipment

Exhibit B – Intangible assets	Note 8 Intangible assets

Exhibit C – Investments in companies	Note 10 Investments in associates and joint ventures

Exhibit D – Other investments	Note 7 Financial instruments by category

Exhibit E – Provisions	Note 13 Trade receivables Note 12 Other receivables Note 10 Investments in associates and joint ventures Note 9 Property, plant and equipment Note 15 Provisions

Exhibit F – Cost of goods sold and services rendered	Note 21 Costs

Exhibit G – Assets and liabilities in foreign currency	Note 34 Assets and liabilities in currencies other than the Argentine peso

II.	On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company shall not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it shall also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Besides, in accordance with the provisions of Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 8,522,815 Class B Units of Compass Ahorro Mutual Fund with 24-hour settlement upon redemption, the total value of the Company’s Units as of March 31, 2017, amounts to 19.

b) CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3), Section I, Chapter V, Title II of the CNV Rules.

32. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Group enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Group with respect to their purpose and conditions.

The information detailed in the tables below shows the balances with associates and joint ventures as of March 31, 2017 and December 31, 2016 and transactions with the mentioned parties for the three-month periods ended March 31, 2017 and 2016.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

32. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

	March 31, 2017			December 31, 2016
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil	97	204	63	97	162	99
MEGA	—	839	87	—	797	80
Refinor	—	158	35	—	296	39
Bizoy S.A.	5	—	—	9	—	—
Y-GEN I	16	1	—	—	2	—

	118	1,202	185	106	1,257	218

Associates:
CDS	—	111	—	—	108	—
YPF Gas	44	495	17	35	375	35
Oldelval	—	—	67	—	—	81
Termap	—	—	41	—	—	44
OTA	—	—	4	—	—	5
OTC	2	—	—	2	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	30	4	—	31
Oiltanking Ebytem S.A.	—	—	51	—	—	50
Emp. Perforaciones de Argentina S.A.	2	—	—	—	—	—

	52	606	210	41	483	246

	170	1,808	395	147	1,740	464

	For the three-month periods ended on March 31,
	2017		2016
	Revenues	Purchases and services	Revenues	Purchases and services
Joint ventures:
Profertil	234	79	283	77
MEGA	1,051	99	556	120
Refinor	190	83	340	37
Y-GEN I	17	—	—	—

	1,492	261	1,179	234

Associates:
CDS	25	—	230	—
YPF Gas	160	11	98	8
Oldelval	—	97	—	93
Termap	—	90	—	83
OTA	—	6	—	6
Gasoducto del Pacífico (Argentina) S.A.	—	46	—	42
Oiltanking Ebytem S.A.	—	93	—	93

	185	343	328	325

	1,677	604	1,507	559

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

32. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and taking into consideration that YPF is the main oil and gas company in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Credits / (Liabilities)		Income / (Costs)
				For the three-month periods ended March 31,
Customers / Suppliers	Ref.	March 31, 2017	December 31, 2016	2017	2016
CAMMESA	(1)	3,506	3,782	4,977	5,052
CAMMESA	(2)	(82)	(170)	(486)	(446)
ENARSA	(3)	716	727	604	477
ENARSA	(4)	(1,312)	(1,357)	(28)	(35)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(5)	414	364	988	642
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(6)	(4)	(2)	(4)	—
MINEM	(7)	9,199	10,881	1,857	5,230
MINEM	(8)	113	129	19	11
MINEM	(9)	110	142	26	25
Ministry of Transport	(10)	1,417	1,152	1,240	1,053
Secretariat of Industry	(11)	—	378	—	28

(1)	The provision of fuel oil and natural gas, and electric power generation.
(2)	Purchases of energy.
(3)	Rendering of regasification service in the regasification projects of liquefied natural gas in Escobar and Bahía Blanca.
(4)	The purchase of natural gas and crude oil.
(5)	The provision of jet fuel.
(6)	The purchase of miles for the YPF Serviclub program.
(7)	The benefits of the incentive scheme for the Additional Injection of natural gas.
(8)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(9)	Benefits for the bottle-to-bottle program.
(10)	The compensation for providing gas oil to public transport of passengers at a differential price.
(11)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector, as defined in IAS 24. Such transactions consist of certain financial transactions that are described in Note 17 of these financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident mentioned in Note 28.a) to the annual consolidated financial statements.

In addition, the Group holds BONAR 2020 (see Note 30.h) to the annual consolidated financial statements and 2021 (see Note 4 to the annual consolidated financial statements), classified as “Investments in financial assets”.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the above mentioned investment agreement. See Note 30.b).

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

32. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the three-month periods ended March 31, 2017 and 2016:

	For the three-month periods ended March 31,
	2017(1)	2016(1)
Short-term employee benefits (2)	56	42
Share-based benefits	10	9
Post-retirement benefits	2	2

	68	53

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned periods.
(2)	Does not include Social Security contributions of 11 and 9 for the three-month periods ended March 31, 2017 and 2016.

33. EMPLOYEE BENEFIT PLANS AND SHARE-BASED PAYMENTS

Note 2.b.10 to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 18 and 22 for the three-month periods ended March 31, 2017 and 2016, respectively.

ii.	Performance Bonus Programs and Performance evaluation

The amount charged to expense related to the Performance Bonus Programs was 446 and 320 for the three-month periods ended March 31, 2017 and 2016, respectively.

iii.	Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, amounted to 26 and 40 for the three-month periods ended March 31, 2017 and 2016, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

34. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE ARGENTINE PESO

	March 31, 2017			December 31, 2016
	Amount in currencies other than the Argentine peso	Exchange rate(1)	Total	Amount in currencies other than the Argentine peso		Exchange rate(1)	Total
Noncurrent assets
Other receivables
U.S. Dollar	60	15.29	917	169		15.79	2,669
Real	10	4.82	48	10		4.84	48
Trade receivables
U.S. Dollar	2	15.29	31	—		—	—
Investments in financial assets U.S. Dollar	478	15.29	7,315	490		15.79	7,737

Total noncurrent assets			8,311				10,454

Current assets
Trade receivables
U.S. Dollar	371	15.29	5,673	397		15.79	6,269
Chilean peso	7,365	0.02	147	10,542		0.02	211
Real	23	4.82	111	23		4.84	111
Other receivables
U.S. Dollar	189	15.29	2,890	349		15.79	5,511
Euro	8	16.31	130	15		16.63	249
Real	5	4.82	24	4		4.84	19
Chilean peso	2,277	0.02	46	—		—	—
Swiss franc	1	15.26	15	—		—	—
Investments in financial assets U.S. Dollar	493	15.29	7,532	478		15.79	7,548
Cash and cash equivalents
U.S. Dollar	288	15.29	4,404	414		15.79	6,537
Chilean peso	563	0.02	11	240		0.02	5
Real	4	4.82	19	2		4.84	10
Swiss franc	—	—	—	—	(2)	15.52	6

Total current assets			21,002				26,476

Total assets			29,313				36,930

Noncurrent liabilities
Provisions
U.S. Dollar	3,008	15.39	46,293	2,675		15.89	42,506
Real	1	4.84	5	—		—	—
Loans
U.S. Dollar	5,727	15.39	88,141	5,741		15.89	91,222
Real	12	4.84	58	13		4.88	63
Swiss franc	299	15.38	4,595	300		15.57	4,673
Other liabilities
U.S. Dollar	21	15.39	319	21		15.89	334
Accounts payable
U.S. Dollar	12	15.39	185	133		15.89	2,113
Real	13	4.84	63	—		—	—

Total noncurrent liabilities			139,659				140,911

Current liabilities
Provisions
U.S. Dollar	50	15.39	770	45		15.89	715
Taxes payable
Real	6	4.84	29	5		4.88	24
Chilean peso	1,123	0.02	22	1,055		0.02	21
Loans
U.S. Dollar	989	15.39	15,218	1,054		15.89	16,754
Real	37	4.84	179	17		4.88	82
Swiss franc	6	15.38	88	3		15.57	45
Salaries and social security
U.S. Dollar	7	15.39	108	6		15.89	96
Real	1	4.84	5	2		4.88	10
Chilean peso	403	0.02	8	501		0.02	10
Other liabilities
U.S. Dollar	30	15.39	462	275		15.89	4,371
Accounts payable
U.S. Dollar	898	15.39	13,820	1,197		15.89	19,020
Euro	40	16.46	658	15		16.77	252
Chilean peso	2,568	0.02	51	4,915		0.02	98
Real	—	—	—	9		4.88	44
Swiss franc	—	—	—	—	(2)	15.57	3
Yen	31	0.14	4	—		—	—

Total current liabilities			31,422				41,545

Total liabilities			171,081				182,456

(1)	Exchange rate in force at March 31, 2017 and December 31, 2016 according to Banco Nación Argentina.
(2)	Registered value less than 1.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND COMPARATIVE INFORMATION

35. SUBSEQUENT EVENTS

•    Bandurria Sur Area Development Agreement

On April 12, 2017, YPF executed an agreement (hereinafter the “Agreement”) with Schlumberger Oilfield Eastern Ltd. (hereinafter “SPM”), an affiliate of Schlumberger Argentina S.A., through which YPF and SPM agreed on the main terms and conditions for the joint development of a shale oil pilot project in two phases, with a total investment of US$ 390 million plus VAT in the Bandurria Sur area (hereinafter the “Area”), located in the Province of Neuquén, 100% of which will be contributed by SPM. YPF will continue as the Area operator. The Agreement provides for an exclusivity period to negotiate and execute definitive agreements. Once definitive agreements have been signed and conditions precedent have been fulfilled, SPM will acquire a 49% stake in the unconventional exploitation concession of the Area, and YPF will keep the remaining 51%.

•    Bloque Llancanelo Interest Assignment Agreement

On April 18, 2017, YPF executed an agreement with Patagonia Oil Corp. (“Patagonia”), an affiliate of PentaNova Energy Corp., through which Patagonia will acquire YPF’s 11% interest in the block known as Bloque Llancanelo, located in the Province of Mendoza, for a total price of US$ 40 million (hereinafter the “Price”), and YPF will keep a 50% stake in such block. Additionally, both companies agreed on the main terms and conditions for the development of a pilot project of heavy crude oil in the same block with a total investment of US$ 54 million over the next 36 months (hereinafter the “Project”), where YPF will be the operator and Patagonia will contribute its expertise in heavy crude oil. The project investment corresponding to YPF’s stake shall be paid by Patagonia by way of partial payment of the Price. The agreement provides for an exclusivity term to negotiate and execute definitive agreements. Once definitive agreements have been signed and certain conditions precedent have been fulfilled, including the relevant approval by the Province of Mendoza, the execution of the Project will begin.

•    Issuance of negotiable obligations

In May 2017, the Company is in the process of issuing Series LII negotiable obligations for an amount of 4,602 to be paid in U.S. Dollars. Series LII negotiable obligations will accrue interest at a fixed nominal annual rate of 16.50% due every six months, and maturity of the principal will take place in 2022.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no further significant subsequent events that require adjustments or disclosure in the financial statements of the Company as of March 31, 2017, which were not already considered in such condensed interim consolidated financial statements in accordance with IFRS.

MIGUEL ANGEL GUTIERREZ President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 17, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer